SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2023

Commission file number: 001-32749

FRESENIUS MEDICAL CARE AG & Co. KGaA

(Translation of registrant's name into English)

Else-Kröner Strasse 1

61346 Bad Homburg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒        Form 40-F ☐

On March 30, 2023 the Company published in the German electronic-Bundesanzeiger (Federal Gazette) the agenda and invitation for its 2023 Annual General Meeting (“AGM”) of Shareholders to be held May 16, 2023. A convenience translation of the invitation and agenda for the 2023 AGM has been posted on the Company’s web site, www.freseniusmedicalcare.com/en/agm, and is being furnished as an exhibit to this Report on Form 6-K, together with the report of the Company’s Supervisory Board, the report of the Company’s general partner pursuant to § 289a para. 1 and § 315a para. 1 of the German Commercial Code. The 2023 AGM invitation includes the Company’s Compensation Report for 2022 prepared in accordance with the requirements of section 162 of the German Stock Corporation Act, as amended by the German Act Implementing the Second Shareholder Rights Directive (the “Compensation Report” and, together with the report of the Company’s Supervisory Board and the report of the Company’s General Partner, the “Reports”). The Company is also furnishing with this Form 6-K report copies of certain additional information (the “Supplemental Information”) which the Company has agreed to make available together with the Compensation Report to its ADR holders pursuant to the Pooling Agreement among the Company, Fresenius Medical Care Management AG, the Company’s general partner, Fresenius SE & Co. KGaA and the Company’s independent directors designated in the Pooling Agreement. The Supplemental Information for ADR holders has also been posted on the Company’s web site, www.freseniusmedicalcare.com/en/agm.

On or about April 4, 2023, the Depositary for the American Depositary Receipts (“ADRs”) representing the Company’s ordinary shares will distribute to ADR holders (a) a notice informing ADR holders of the electronic availability of the AGM invitation and agenda, and the Reports and other materials referred to in the agenda, and (b) a voting instruction card for ADR holders. The notice to ADR holders will include a URL link to the location on the Company’s web site where the AGM materials have been posted. The notice will also inform ADR holders that copies of the AGM invitation and agenda, including the Reports, as well as copies of the Supplemental Information, will be provided to any holder of ADRs without charge upon request made to the Depositary. The Company will furnish the notice of availability of the AGM materials and the voting instruction card with a report on Form 6-K when they are distributed to ADR holders by the Depositary.

The Company’s Annual Report on Form 20-F for the year ended December 31, 2022 and the Company’s 2022 Annual Report have each been posted on the Company’s web site.

EXHIBITS

The following exhibits are being furnished with this Report:

Exhibit 99.1	English convenience translation of Agenda and Invitation for the Annual General Meeting of Shareholders to be held May 16, 2023 published in the German electronic-Bundesanzeiger (Federal Gazette), including the Compensation Report of Fresenius Medical Care AG & Co. KGaA for the Fiscal Year 2022.

Exhibit 99.2	Report of the Supervisory Board of Fresenius Medical Care AG & Co. KGaA for the Fiscal Year 2022.

Exhibit 99.3	Explanatory report of the General Partner on data under § 289a para. 1, § 315a para. 1 Commercial Code.

Exhibit 99.4	Supplemental Information for ADR holders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: March 30, 2023

Fresenius Medical Care AG & Co. KGaA,
a partnership limited by shares, represented by:

fresenius medical care management ag, its
General Partner

By:	/s/ Helen Giza
Name:	Helen Giza
Title:	Chief Executive Officer, Chair of the Management Board of the General Partner and Acting Chief Financial Officer

By:	/s/ Dr. Katarzyna Mazur-Hofsäß
Name:	Dr. Katarzyna Mazur-Hofsäß
Title:	CEO Care Enablement and member of the Management Board of the General Partner